15048869

*A6 3/12

FOR PUBLIC RELEASE

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Received MAR 02 2015 Wash., DC

SEC FILE NUMBER
8- 68277

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Height Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1775 Pennsylvania Avenue, NW 11th Floor
(No. and Street)

Washington (City) District of Columbia (State) 20006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jonathan Self (404) 596 5393
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CST Group, CPAs, PC
(Name – *if individual, state last, first, middle name*)

10740 Parkridge Boulevard, Fifth Floor (Address) Reston (City) Virginia (State) 20191 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/13/13

OATH OR AFFIRMATION

I, Jonathan Self, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Height Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

GARETT LOVE
MY COMMISSION EXPIRES
AUG 15 2017
FULTON CO., GEORGIA
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Statements of Financial Condition

HEIGHT SECURITIES, LLC

December 31. 2014

CSTGROUP

CERTIFIED PUBLIC ACCOUNTANTS

CST GROUP, CPAs, PC

Audited Statements
of Financial Condition

HEIGHT SECURITIES, LLC

Washington, DC

December 31, 2014

CSTGROUP
CERTIFIED PUBLIC ACCOUNTANTS

Audited Statements
of Financial Condition

HEIGHT SECURITIES, LLC

Washington, DC

December 31, 2014

CONTENTS

CST GROUP

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Height Securities, LLC

We have audited the accompanying statement of financial condition of Height Securities, LLC (a Delaware limited liability company) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Height Securities, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Height Securities, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

CST Group, CPAs, PC

February 25, 2015

STATEMENT OF FINANCIAL CONDITION

HEIGHT SECURITIES, LLC

	December 31, 2014
ASSETS	
CURRENT ASSETS	
Cash	$1,882,711
Accounts receivable	2,394
Commissions receivable	494,093
Prepaid expenses	79,991
Investments	25,000
Deposit held by clearing organization	150,071
TOTAL CURRENT ASSETS	2,634,260
	$2,634,260
LIABILITIES AND MEMBER'S EQUITY	
CURRENT LIABILITIES	
Accounts payable	$136,197
Accrued expenses	23,988
TOTAL CURRENT LIABILITIES	160,185
MEMBER'S EQUITY	
Member's equity	2,474,075
	$2,634,260

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Height Securities, LLC (the Company), a wholly owned subsidiary of Height Capital, LLC (the Parent), was organized in the state of Delaware in May of 2009. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and has been a member of the Financial Industry Regulatory Authority ("FINRA") since April of 2010. The Company does not have custody of client accounts or hold securities. Securities are held by third parties, and transactions are cleared through a clearing organization, Pershing, LLC ("Pershing"), or Goldman Sachs Execution & Clearing, LP ("Goldman"), and its direct placement partners.

The Company qualifies for exemption under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

Basis of Accounting
The Company uses accrual basis accounting for financial statement purposes, recognizing income when earned and expenses when incurred.

Cash and Cash Equivalents
Cash, as used in the accompanying financial statements, includes currency on hand, demand deposits with financial institutions and short-term, highly liquid investments purchased with a maturity of three months or less.

Investments
The Company entered into a convertible note purchase agreement as of March 21, 2014 in the amount of $25,000 with Mattermark, Inc. a private company. The Company is not obligated to make any additional loans to Mattermark, Inc. as part of the agreement. Interest shall begin to accrue on the unpaid principal balance of each Note commencing on such Note's date of original issuance and continuing until repayment of such Note in full at the simple rate of 4% per annum calculated on the basis of a 365 day year and actual days elapsed. Accrued interest under each Note shall be due and payable on in arrears on the Maturity Date. If Mattermark, Inc. consummates a qualified financing prior to the maturity date of one or more notes, the Company's note shall automatically be converted into that number of shares of the class or series of Mattermark, Inc.'s capital stock sold in such qualified financing. The number of shares is determined by dividing such outstanding balance of the Company's note by 90.0% of the price per share of such class or series of stock paid by the investors in such qualified financing.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The Company records commission revenue when earned. The commission revenue will fluctuate depending upon the volume of trades. Total commission revenue for the years ended December 31, 2014 was $10,600,083.

NOTE B - INCOME TAXES

No provision for income taxes has been provided in these statements, as the Parent, by agreement, is responsible for any tax liability of the consolidated group. The Parent has elected, under the Internal Revenue Code, to be taxed as a partnership. Accordingly, no provision has been made for Federal and State income taxes on income recognized.

The Company operates as a Limited Liability Company (LLC) and is not subject to Federal income taxes. Management has evaluated tax positions that could have a significant effect on the financial statements and determined that the Company had no uncertain tax positions at December 31, 2014, which required disclosing or recognition.

Generally, the Parent's tax years remain open and subject to examination for three years by U.S. taxing authorities and four years for state income tax examinations.

NOTE C - CLEARING AGENTS

The Company has a fully disclosed clearing agreement with Pershing, LLC as a clearing agent. Either party may terminate the agreement with 60 days written notice. Pershing requires an escrow deposit of $150,000, subject to change at the discretion of Pershing. The balance in the deposit at December 31, 2014 includes $71 of accrued interest. The Company also has a fully disclosed clearing agreement with Goldman Sachs Execution & Clearing, LP. Either party may terminate the agreement upon 30 days' written notice. Goldman does not require a deposit for its services.

NOTE D - LIABILITIES SUBORDINATED TO GENERAL CREDITORS

The Company had no liabilities that were subordinated to general creditors at December 31, 2014.

NOTE E - RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of Height Capital, LLC, which also owns Height Analytics, LLC.

NOTE E - RELATED PARTY TRANSACTIONS (continued)

The Company, Height Analytics, LLC and Height Capital, LLC have an expense sharing agreement for all operating expenses. Expenses paid by Height Analytics, LLC that benefit the Company and Height Capital, LLC are allocated to each company in proportion to revenue earned. Those allocations are then reimbursed to Height Analytics, LLC on a monthly basis. These expenses include, but are not limited to, administrative expense, professional fees, travel and business development, and information technology and computer expenses. As outlined in the agreement, the monthly allocation will be kept on record. The amount due from Height Analytics, LLC at December 31, 2014 $44,699, which netted against accounts payable on the statement of financial condition.

NOTE F - OFFICE LEASE

The Company sublets office space that is leased by Height Analytics, LLC. The monthly base rent payments are $22,492 with an annual escalator of 2.25%. In addition to base rent, the company is responsible for paying common charges, which include real estate taxes and operating expenses. The lease expires April 2022. Total rent expense for the years ended December 31, 2014 was $428,186.

Future minimum lease payments required under the non-cancellable operating lease are as follows:

Year Ending December 31,	
2015	275,762
2016	281,944
2017	292,724
2018	299,465
2019	306,229
Thereafter	742,178
	$ 2,198,302

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Subparagraph (2) of Rule 15c3-1 further requires all brokers not generally carrying customers' accounts to maintain net capital of not less than $100,000 or one-fifteenth of the Company's aggregate indebtedness, whichever is greater.

The Company's aggregate indebtedness to net capital ratio was 0.88 to 1. At December 31, 2014, the Company had net capital of $2,321,990, which was $2,221,990 in excess of its required net capital of $100,000.

NOTE H - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist of the receivable from the clearing organization and cash and cash equivalents. The Company grants credit terms in the normal course of business to its clearing brokers for payment of commissions for customer trades. As part of its ongoing procedures, the Company monitors the credit worthiness of its clearing broker.

The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant risk related to cash.

NOTE I - FAIR VALUE MEASUREMENTS

Unless otherwise noted, the Company estimates that the fair value of all financial and non-financial instruments at December 31, 2014 does not differ materially from the aggregate carrying values recorded in the accompanying statements of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

NOTE J - CASH FLOW INFORMATION

Cash payments for interest totaled $7,385 for the year ended December 31, 2014.

NOTE K – SUBSEQUENT EVENTS

The Company has evaluated subsequent events and transactions for potential recognition or disclosure through February 25, 2015, which is the date the financial statements were available to be issued.

CST GROUP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Height Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Height Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Height Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (the "exemption provisions"), and (2) Height Securities, LLC stated that Height Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Height Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Height Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CST Group, CPAs, PC

February 25, 2015

10740 Parkridge Boulevard | Fifth Floor | Reston, Virginia 20191 | TEL 703-391-2000 | www.cst-cpa.com

Height
SECURITIES

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 9, 2015

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

To Whom it May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Height Securities, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(ii) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2014.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Name: Jonathan Self

Title: CFO

Height Securities, LLC
1775 Pennsylvania Ave NW
11th Floor
Washington, DC 20006
Phone: 202-629-0015
Fax: 202-629-0020